Exhibit 5.1

Hogan & Hartson LLP 111 South Calvert Street Suite 1600 Baltimore, MD 21202 +1.410.659.2700 Tel +1.410.539.6981 Fax www.hhlaw.com

March 12, 2008

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

Ladies and Gentlemen:

We are acting as counsel to Lockheed Martin Corporation, a Maryland corporation (the “Corporation”), in connection with its automatic shelf registration statement on Form S-3ASR (No. 333-149630) (the “Registration Statement”), relating to the public offering of debt securities of the Corporation that may be offered and sold by the Corporation from time to time as set forth in the prospectus dated March 11, 2008 (the “Prospectus”), and as may be set forth from time to time in one or more supplements to the Prospectus. This opinion letter is rendered in connection with the issuance and sale of $500,000,000 aggregate principal amount of 4.121% Notes due 2013 (the “Notes”), as described in a prospectus supplement dated March 11, 2008 (the “Prospectus Supplement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. §229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of the documents listed on Schedule 1 attached hereto. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For the purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Corporation, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary

Lockheed Martin Corporation

March 12, 2008

jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution or delivery of the Indenture, and the conduct of the Trustee has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the laws of the State of Maryland. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations or the effect that such other laws, statutes, ordinances, rules or regulation may have on the opinions expressed herein.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Corporation and that, following (i) receipt by the Corporation of the consideration specified in the Resolutions and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will constitute valid and binding obligations of the Corporation.

In addition to the qualifications, exceptions and limitations elsewhere set forth in this opinion letter, our opinions expressed above are subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether considered in a proceeding in equity or at law).

This opinion letter has been prepared for your use in connection with the filing by the Corporation of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

Lockheed Martin Corporation

March 12, 2008

We hereby consent to the filing of this opinion letter as an exhibit to the above-described Form 8-K and to the reference to this firm under the captions “Legal Matters” in the Prospectus and “Validity of the Notes” in the Prospectus Supplement, each of which constitutes a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,
/s/ HOGAN & HARTSON LLP

Lockheed Martin Corporation

March 12, 2008

Schedule 1

1.	An executed copy of the Registration Statement.

2.	The Prospectus and the Prospectus Supplement.

3.	An executed copy of the Indenture, dated as of March 11, 2008, between the Corporation and The Bank of New York, as trustee (the “Trustee”), as supplemented by the Officers’ Certificate (as defined below) (together, the “Indenture”).

4.	Specimen copy of the Notes.

5.	The Charter of the Corporation, as amended and restated (the “Charter”), as certified by an Assistant Secretary of the Corporation on the date hereof as being complete, accurate and in effect.

6.	The Bylaws of the Corporation, as amended and restated and as certified by an Assistant Secretary of the Corporation on the date hereof as being complete, accurate and in effect (the “Bylaws”).

7.	Certain resolutions of the Board of Directors of the Corporation adopted September 28, 2006, and action taken by the Vice President and Treasurer pursuant to delegated authority, as certified by an Assistant Secretary of the Corporation on the date hereof as being complete, accurate and in effect, relating to the filing by the Corporation of the Registration Statement and other related matters (collectively, the “Resolutions”).